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                                [Koor Letterhead]
                                                                       EXHIBIT A

                                                               26 December, 1999


The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
---------------               Tel Aviv 65202          ---------------
                              ------------------
Fax: 02-6513940               Fax: 03-5105379
---------------               ---------------

Dear Sirs,

          Re:  KOOR INDUSTRIES LTD. (COMPANY NO.  52-001414-3)
               IMMEDIATE REPORT NO. 46/99

Koor Industries Ltd (Hereinafter: "Koor"), hereby gives notice as follows:

On Thursday evening, December 23, 1999, an agreement was signed between Koor and Yaacobinsky - Lerrer Contractors for Civilian Engineering Ltd., (a member of the Gaon Investment Group) and 3I Investment In Industry (Hereinafter: "The Purchasers"), where Koor will sell all its holdings (approximately 76%) in Middle East Tube Company to the purchasers for approximately NIS 84 million.

Koor's expected net capital loss from this sale is approximately NIS 5 million.

The transaction is subject to the receipt of certain approvals including the approval of the Restrictive Trade Practice Controller.


Sincerely yours,

Adv.  Shlomo Heller
Legal Counsel and Company Secretary